Filed pursuant to Rule 424(b)(3)

Registration No. 333-273332

Prospectus Supplement No. 5

AGEAGLE AERIAL SYSTEMS INC.

Dated March 19, 2024

To the Prospectus dated July 27, 2023 (as supplemented by Prospectus Supplement No. 1 dated September 12, 2023 (“Prospectus Supplement No.1”), Prospectus Supplement No. 2 dated February 29, 2024 (“Prospectus Supplement No. 2”), Prospectus Supplement No. 3 dated February 29, 2024 (“Prospectus Supplement No. 3”) and Prospectus Supplement No. 4 dated February 29, 2024 (“Prospectus Supplement No. 4”))

This Prospectus Supplement No. 5 updates, amends and supplements the prospectus dated July 27, 2023, (as supplemented by Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3 and Prospectus Supplement No. 4) (the “Prospectus”)), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-273332).

This Prospectus Supplement No. 5 is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in the following, which are set forth below:

●	Current Report on Form 8-K filed on March 7, 2024; and
●	Current Report on Form 8-K filed on March 7, 2024.

This Prospectus Supplement No. 5 is not complete without the Prospectus. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus which is to be delivered with this Prospectus Supplement No. 5, and is qualified by references thereto, except to the extent that the information in this Prospectus Supplement No. 5 updates or supersedes the information contained in the Prospectus. Please keep this Prospectus Supplement No. 5 with your Prospectus for future reference.

Our Common Stock is traded on The NYSE American under the symbol “UAVS.” On March 18, 2024, the last reported sale price of our Common Stock was $0.91 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022 AS WELL AS SUBSEQUENTLY FILED FORM 10-QS BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT NO. 5 IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS SUPPLEMENT NO. 5 IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this Prospectus Supplement No. 5 is March 19, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 6, 2024 (March 1, 2024)

AGEAGLE AERIAL SYSTEMS INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	001-36492	88-0422242
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8201 E. 34th Cir N
Wichita, Kansas	67226
(Address of Principal Executive Offices)	(Zip Code)

(620) 325-6363

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	UAVS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 1, 2024, AgEagle Aerial Systems Inc. (the “Company”) appointed Major General Malcolm Frost to serve as an independent director of the Company, effective as of March 1, 2024.

Major General Malcolm Frost is a retired Major General of the U.S. Army with over 35 years of leadership experience in both the U.S. Army and business roles. In the Army, he served as a career Infantryman, commanding and leading soldiers at every level from Lieutenant to 2-star General. Throughout his military career he provided large-scale strategic and operational leadership and oversight of units across the globe - successfully leading the evolution of soldier training programs in peace and war.

Malcolm led the Army’s Holistic Health and Fitness revolution from 2017-19 and was responsible for developing the first new physical fitness test for the Army in 40 years. He also led the Army’s initial entry training enterprise that annually transformed 130,000 civilians into soldiers. As the Army’s Director of Public Affairs, he developed and led all strategic communications plans, roll-outs, and national media relations initiatives for the Army. He has been deployed to combat several times in a variety of leadership and command positions in Bosnia-Hercegovina, Iraq, and Afghanistan between 1995-2011.

Since retiring from the Army, Malcolm provides executive leadership development, public relations, and communications advice to corporate America. He also provides advice to companies in the health and wellness sectors, training, and information operations industries and has served as a corporate board member and advisor. He has extensive keynote and public speaking experience and has been an on-air military and national security contributor to various media outlets. Malcolm believes strongly in the causes of supporting families of our fallen service members and improving the state of health and fitness as a national security challenge in America.

In addition to a Bachelor of Science Degree in Human Resources Management from the United States Military Academy at West Point, Maj. Gen. (Ret) Frost holds advanced degrees from Webster University and the U.S. Army War College in Human Resources Development and National Security Strategy, respectively. He is the recipient of the Distinguished Service Medal x2, Defense Superior Service Medal, Legion of Merit x3, Bronze Star Medal x3, Air Medal, Army Commendation Medal x6 including one for Valor, Combat Infantryman Badge, Master Parachutist Badge and Ranger Tab. He is also the recipient of the U.S. Department of State Meritorious Honor Award for reconstruction, civic and humanitarian achievements while serving in Iraq. The Company believes that Major General Malcolm Frost’s exemplary record in the military and role as a strategic advisor to many businesses will make him a vital resource to the Company.

There is no family relationship between Major General Malcolm Frost and any other executive officer or director of the Company. There have been no related transactions that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGEAGLE AERIAL SYSTEMS INC.

	By:	/s/ Mark DiSiena
	Name:	Mark DiSiena
	Title:	Chief Financial Officer
Dated: March 6, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 7, 2024 (March 6, 2024)

AGEAGLE AERIAL SYSTEMS INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	001-36492	88-0422242
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8201 E. 34th Cir N
Wichita, Kansas	67226
(Address of Principal Executive Offices)	(Zip Code)

(620) 325-6363

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	UAVS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Engagement Agreement

On March 6, 2024, AgEagle Aerial Systems Inc. (the “Company”) entered into a letter agreement (the “Engagement Agreement”) with Dawson James Securities, Inc. (“Dawson”) pursuant to which Dawson has agreed to serve, on an exclusive basis for a period of four months, as the sole placement agent for the Company, in connection with the offering of equity securities and equity-linked securities of the Company (the “Securities”), including any restructuring, exercise and/or conversion solicitation and/or renegotiating the terms of any warrants to purchase shares of common stock, par value $0.001 per share (the “Common Stock”) and the solicitation of exercise of any additional investment right with respect to Securities of the Company (each, an “Offering”).

Pursuant to the Engagement Agreement, the Company will pay a cash fee equal to $68,862.04 and issue to Dawson warrants to purchase such number of shares of Common Stock (the “Placement Agent Warrants”), equal to 10% of the aggregate number of shares of Common Stock issued or issuable in the Offerings. These Placement Agent Warrants will have the same terms as any warrants included in any Offering except that such Placement Agent Warrants will have a five (5) year term, an exercise price equal to 125% of the offering price per share and will not include any anti-dilution protection provisions in connection with a subsequent equity issuance, or otherwise.

Series F Convertible Preferred Stock Securities Purchase Agreement

As previously reported on a Current Report on Form 8-K filed on June 30, 2022, the Company entered into a Securities Purchase Agreement dated June 26, 2022 (the “Original SPA”), as subsequently amended by the Series F SPA Amendment Agreement dated February 8, 2024 (the “Series F Amendment Agreement”, and together with the Original SPA, the “SPA”), with Alpha Capital Anstalt (“Alpha”), pursuant to which Alpha purchased 10,000 shares of the Company’s Series F 5% Convertible Preferred Stock (the “Series F Convertible Preferred”) and a warrant to purchase 5,212,510 shares of the Company’s Common Stock.  Pursuant to the terms of the SPA, Alpha had the right to purchase up to an aggregate of $25,000,000 stated value of the Series F Convertible Preferred and accompanying warrants (the “Additional Investment Right”), at a purchase price equal to the volume-weighted average prices (“VWAPs”) of the Company’s common stock for three trading days prior to the date Alpha gives notice to the Company that it will exercise its Additional Investment Right (the “Investor Notice”).

As previously reported on a Current Report on Form 8-K filed on November 15, 2023, the Company entered into an Assignment, Waiver and Amendment Agreement (the “Assignment Agreement”) with Alpha pursuant to which, among other things, (i) Alpha transferred and assigned to certain institutional and accredited investors (the “Assignees”), the rights and obligations to purchase up to $1,850,000 of Series F Convertible Preferred and accompanying warrants pursuant to the Additional Investment Right provided in the SPA (the “Assigned Rights”) and (ii) the SPA was amended so that the Assignees are party thereto and have the same rights and obligations thereunder as Alpha to the extent of the Assigned Rights.

On March 6, 2024, in connection with the Assigned Rights, the Company received Investor Notices from Alpha and the Assignees for the aggregate purchase of 1,000 shares of Series F Convertible Preferred convertible into 829,394 shares of Common Stock at a conversion price of $1.2057 and warrants to purchase up to 829,394 shares of Common Stock (the “Warrants”) an exercise price of $1.2057 per share for an aggregate purchase price of $1,000,000. The Warrants will be immediately exercisable upon issuance and have a three-year term.

The foregoing descriptions of the Original SPA, the Series F Amendment Agreement and the Assignment Agreement, do not purport to be complete and are qualified in their entirety by references to the SPA filed as Exhibit 10.1 to the Current Report on Form 8-K filed on June 30, 2022, the Series F Amendment Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 8, 2024, and the Assignment Agreement filed as Exhibit 10.2 to the Current Report on Form 8-K filed on November 16, 2023, and incorporated by reference herein.

Warrant Exercise Agreement

On March 6, 2024, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with several institutional investors (“Investors”) holding warrants issued to such Investors pursuant a securities purchase agreement, dated as of June 5, 2023 in connection with a private placement (the “Existing Warrants”). The Exercise Agreement provides that for those Investors who exercise their Existing Warrants they will receive a reduction in the Exercise Price (as defined in the Existing Warrants) to $0.60 per share of Common Stock. The shares of Common Stock issuable upon exercise of the Existing Warrants were registered pursuant to a registration statement on Form S-1 File No. 333-273332 and declared effective on July 27, 2023. The Company will receive up to $497,700.60 from the exercise of the Existing Warrants.

As a result of the Exercise Agreement, the conversion price of the Series F Convertible Preferred was reduced to $0.60 per share.

The foregoing description of the Warrant Exercise Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Exercise Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosures in Item 1.01 of this Current Report on Form 8-K are incorporated by reference into this Item 3.02. The Series F Convertible Preferred, Warrants, and the Placement Agent Warrants are being issued and sold in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form Warrant Exercise Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGEAGLE AERIAL SYSTEMS INC.

	By:	/s/ Mark DiSiena
	Name:	Mark DiSiena
	Title:	Chief Financial Officer
Dated: March 7, 2024

Exhibit 10.1

AGEAGLE AERIAL SYSTEMS INC.

March 6, 2024

Holder of Common Stock Purchase Warrants Issued in June 2023

Re:	Inducement Offer to Exercise Common Stock Purchase Warrants Issued in June 2023

Dear Holder:

AgEagle Aerial Systems Inc. (the “Company”) is pleased to offer to you (“Holder”, “you” or similar terminology) the opportunity to receive a reduction in the Exercise Price (as defined in the Existing Warrants (as defined below)) of the Common Stock purchase warrants to purchase shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), held by you in consideration for exercising for cash all of the Company’s Common Stock purchase warrants, issued to you on June 5, 2023 (having a current exercise price of $7.60 per share) (collectively, the “Existing Warrants”), as set forth on the signature page hereto. The Existing Warrants were issued pursuant to that certain Securities Purchase Agreement, dated June 5, 2023 (the “Purchase Agreement”). The issuance of the shares of Common Stock underlying the Existing Warrants (the “Existing Warrant Shares”) has been registered pursuant to the registration statement on Form S-1 (File No. 333-273332) (the “Registration Statement”). The Registration Statement is currently effective and, upon the filing of a prospectus supplements to update the current prospectus and relating to the Reduced Exercise Price, the Registration Statement will be effective for the issuance of the Existing Warrant Shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Existing Warrants.

In consideration for exercising in full all of the Existing Warrants held by the Holder as set forth on the Holder’s signature page hereto (the “Warrant Exercise”) on or before the Execution Time (as defined below), the Company hereby offers to reduce the Exercise Price (as defined in the respective Existing Warrants) of the Existing Warrants to $0.60 per share (the “Reduced Exercise Price”). The date of the closing of the Warrant Exercise shall be referred to as the “Closing Date”.

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter agreement below, with such acceptance constituting Holder’s exercise in full of the Existing Warrants for an aggregate exercise price set forth on the Holder’s signature page hereto (the “Warrant Exercise Price”) on or before 09:00 p.m., Eastern Time, on March 7, 2024 (the “Execution Time”).

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto.

If this offer is accepted and the transaction documents are executed by the Execution Time, then as promptly as possible following the Execution Time, but in any event no later than 08:00 a.m., Eastern Time, on the Trading Day following the date hereof, the Company shall file a Current Report on Form 8-K with the Commission disclosing all material terms of the transactions contemplated hereunder, including the filing with the Commission of this letter agreement as an exhibit thereto. From and after the filing of such Current Report on Form 8-K, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the filing of such Current Report on Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate.

This letter agreement shall be construed and enforced in accordance with the laws of the State of New York, without regards to conflicts of laws principles. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby.

Sincerely yours,

AGEAGLE AERIAL SYSTEMS INC.

By:
Name:
Title:

[Holder Signature Page Follows]

Accepted and Agreed to:

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Number of Existing Warrants: __________________

Aggregate Warrant Exercise Price at the Reduced Exercise Price being exercised contemporaneously with signing this letter agreement: _________________

Existing Warrants Beneficial Ownership Blocker: ☐ 4.99% or ☐ 9.99%

DTC Instructions:

[Holder signature page to UAVS Inducement Offer]

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

a)	SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is not currently an issuer identified in Rule 144(i) under the Securities Act.

b)	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its shareholders in connection herewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

c)	No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

e)	Trading Market. The transactions contemplated under this letter agreement comply with all the rules and regulations of the NYSE American LLC.

f)	Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this letter agreement, other than the filings required pursuant to this letter agreement.

g)	Listing of Common Stock. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Stock on the Trading Market on which it is currently listed. The Company will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

h)	Subsequent Equity Sales.

(i) From the date hereof until April 6, 2024 (30) days after the Closing Date, neither the Company nor any Subsidiary shall (A) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Stock or Common Stock Equivalents or (B) file any registration statement or any amendment or supplement to any existing registration statement (other than the Registration Statement, a registration statement on Form S-8 in connection with any employee benefit plan, any registration statement in connection with a Subsequent Equity Sale that has been approved by a majority of the Holders). Notwithstanding the foregoing, this Section (h)(i) shall not apply in respect of an Exempt Issuance. “Exempt Issuance” means the issuance of (a) Common Stock, options, restricted stock or restricted stock units to employees, consultants, contractors, advisors, officers or directors of the Company pursuant to any stock or option plan or arrangement duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) warrants to the Placement Agent in connection with the transactions pursuant to this letter agreement (the “Placement Agent Warrants”) and any shares of Common Stock upon exercise of the Placement Agent Warrants and the shares of Common Stock issuable upon the exercise or exchange of or conversion of any securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this letter agreement, provided that such securities have not been amended since the date of this letter agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in this Section (h)(i), and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind, for purposes of this Section (h)(i).

(ii) From the date hereof until one (1) year following the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any Subsidiary of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering”, whereby the Company may issue securities at a future determined price, regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled; provided, however, that, following the restrictive period set forth in Section (h)(i), the entry into and/or issuance of shares of Common Stock in an “at the market” offering with the Placement Agent as sales agent, shall not be deemed a Variable Rate Transaction. The Holder shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.